UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-39885

CUSIP Number: 92535P873

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Versus Systems Inc.

(Full Name of Registrant)

(Former Name if Applicable)

4500 South DuPont Hwy.

(Address of Principal Executive Office (Street and Number))

Dover, DE 19901

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Versus Systems Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense for the reasons described below.

In the first quarter of 2026, while preparing the Form 10-K and the related audit of the Company’s financial statements for the fiscal year ended December 31, 2025, management determined that improprieties involving the Company’s former Chief Financial Officer had likely occurred. The Audit Committee of the Board of Directors of the Company conducted an internal investigation and has confirmed that a misappropriation of assets had occurred. In the course of the internal investigation, it has also been determined that there were material weaknesses in the Company’s internal control over financial reporting as of December 31, 2025. As a result, the Company expects to report in the Form 10-K that the Company’s internal control over financial reporting was not effective as of December 31, 2025. As such, material weaknesses, which will be discussed more fully in the Form 10-K, are being reviewed and remediated by management.

As a result of the additional procedures being performed to validate investigation findings related to the fraudulent activity and finalizing the evaluation of the impact thereof on previously issued financial statements and internal control over financial reporting, the Company requires additional time to prepare and review its financial statements and other disclosures in the Form 10-K. The Company will file the Form 10-K no later than April 15, 2026, the fifteenth calendar day following the prescribed due date, as set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

Safe Harbor

This filing contains statements that are not historical in nature, including those containing words such as “will,” “begin,” “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or other forms or the negative of these words or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters, are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.

Such statements are necessarily subjective, are based upon our current plans, intentions, objectives, goals, strategies, beliefs, projections and expectations, and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based, or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Luis Goldner	604	639-4457
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto which is incorporated herein by reference.

Versus Systems Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2026	By:	/s/ Luis Goldner
	Name:	Luis Goldner
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the financial statements to be included in the Form 10-K. The Company expects to report revenue of approximately $2,183,415 for the year ended December 31, 2025 as compared to $57,288 for the year ended December 31, 2024, which we anticipate will contribute to an operating loss for the year ended December 31, 2025 of $(2,161,310) as compared to $(4,539,226) for the year ended December 31, 2024.  However, the Company cannot provide assurance that the final amounts will not be different than the amounts indicated pending the verification of all information required to be presented in the Form 10-K.